CANADIAN EMPIRE EXPLORATION CORP.
(the "Company")
INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2005 AND DECEMBER 31, 2004
(UNAUDITED)

	JUNE 30, 2005	DECEMBER 31, 2004
	$	$

ASSETS
Current Assets
Cash and cash equivalents	117,084	451,514
Accounts receivable	14,560	44,411
	131,644	495,925

Reclamation deposits	11,300	11,300

Resource Assets (note 4)	1,120,199	944,932

	1,263,143	1,452,157

LIABILITIES
Current liabilities
Accounts payable and accrued liabilites	138,650	201,631
Due to related party	112,646	50,612
	251,296	252,243

SHAREHOLDERS' EQUITY
Capital stock	21,931,951	21,403,422

Allotted but not issued	-	525,000

Stock options and warrants	350,766	283,241

Contributed surplus	64,784	64,784

Deficit	(21,335,653)	(21,076,533)
	1,011,847	1,199,914
	1,263,143	1,452,157

"John S. Brock"	"R. E. Gordon Davis"
John S. Brock	R. E. Gordon Davis

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2005	9 MONTHS ENDED SEPTEMBER 30, 2004	3 MONTHS ENDED SEPTEMBER 30, 2005	3 MONTHS ENDED SEPTEMBER 30, 2004
				$$

Administration expenses
Bank charges	480	424	42	71
Foreign exchange loss (gain)	41	253	143	253
Tax penalty on flow-through shares renounced	7,857	28,384	2,044	10,961
Consulting	625	500	500	-
Insurance	12,748	2,772	210	-
Legal and audit	8,500	27,210	384	16,961
Office operations and facilities	27,380	30,443	8,240	9,238
Management and administrative services	17,797	44,039	4,229	7,629
Stock-based compensation	67,525	131,293	22,263	101,540
Shareholder communication	5,460	17,864	1,744	3,147
Transfer agent and regulatory fees	27,711	33,194	8,010	9,167
	176,124	316,376	47,808	158,967

Other Expenses (income)
General exploration expenditures	4,383	73,245	23	29,978
Write-off of exploration expenditures	64,130	2,912	-	-
Write-off of mineral property expenditures	14,510	-	-	-
Yukon Government Grant	-	(20,000)	-	-
Sale of data	-	(11,165)	-	-
Interest income	(26)	(11,887)	(0)	(3,410)
	82,997	33,105	23	26,568

Loss for the period	259,120	349,481	47,831	185,535

Deficit - beginning of period	21,076,533	20,621,033	21,287,822	20,784,979

Deficit - end of period	21,335,653	20,970,514	21,335,653	20,970,514

Basic and diluted loss per common share	$0.01	$0.01	$0.00	$0.01

Weighted average number of common shares	35,539,918	28,900,975	36,364,366	28,889,336

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2005	9 MONTHS ENDED SEPTEMBER 30, 2004	3 MONTHS ENDED SEPTEMBER 30, 2005	3 MONTHS ENDED SEPTEMBER 30, 2004
			$	$

Exploration and mineral property expenditures
during the period

Accomodation	8,384	4,320	6,828	2,996
Assays and geochemical analysis	29,828	4,734	10,324	1,495
Consulting	38,350	40,660	17,645	20,957
Drilling	-	50,060	-	-
Expediting	141	262	101	51
Field supplies	4,351	5,016	3,109	1,634
Fuel	-	-	-	-
Maps, printing and drafting	10,887	2,132	2,160	482
Project management fees	18,504	16,746	11,458	6,868
Property acquisition costs	8,788	14,300	4,725	9,300
Salaries and wages	69,444	70,917	37,298	30,469
Surveys	-	-	-	(589)
Transportation	69,614	31,645	65,763	28,342

Expenditures during the period	258,291	240,792	159,411	102,005

Balance - beginning of period	944,932	-	960,811	92,608

Less:
General exploration expenditures	4,383	73,245	23	29,978
Write-off of exploration expenditures	64,130	2,912	-	-
Write-off of mineral property expenditures	14,510	-	-	-
Reclamation deposit	-	-	-	-
	83,023	76,157	23	29,978

Balance - end of period	1,120,199	164,635	1,120,199	164,635

CANADIAN EMPIRE EXPLORATION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(UNAUDITED)

	9 MONTHS ENDED SEPTEMBER 30, 2005	9 MONTHS ENDED SEPTEMBER 30, 2004	3 MONTHS ENDED SEPTEMBER 30, 2005	3 MONTHS ENDED SEPTEMBER 30, 2004
				$$

Cash flows from operating activities
Loss for the period	(259,120)	(349,481)	(47,831)	(185,535)
Items not affecting cash
Sale of data	-	(11,165)	-	-
Stock-based compensation	67,525	131,293	22,263	101,540
Write-off of exploration expenditures	64,130	2,912	-	-
Write-off of mineral property expenditures	14,510	-	-	-
	(112,956)	(226,441)	(25,568)	(83,995)

Changes in non-cash working capital items	28,903	(77,478)	20,761	15,340

	(84,053)	(303,919)	(4,807)	(68,655)

Cash flows from financing activities
Share issue	-	123,700	-	-
Allotted but not issued for private placement	-	-	-	-
Share issue costs	-	(42)	-	(42)
-		123,658	-	(42)

Cash flows from investing activities
Property acquisition and maintenance costs	(5,260)	(11,000)	(4,725)	(6,000)
Deferred exploration expenditures	(245,117)	(153,247)	(154,663)	(62,727)
Reclamation deposit	-	-	-	-
	(250,377)	(164,247)	(159,388)	(68,727)

Increase (decrease) in cash and cash equivalents	(334,430)	(344,508)	(164,195)	(137,424)

Cash and cash equivalents - beginning of period	451,514	1,067,042	281,279	859,958

Cash and cash equivalents - end of period	117,084	722,534	117,084	722,534

Non-cash financing and investing activities
Issuance of shares for mineral properties	2,750	-	-	-
Issuance of warrants for mineral properties	778	-	-	-